April 13, 2010


Messrs. John Reynolds and Louis Rambo
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561


Re:  Essense Water, Inc. Form S-1 - File No. 333-162824

Gentlemen:

Thank you for your review of Amendment No. 4 to the Company's Form S-1, as filed on March 31, 2010 and your related response dated April 12, 2010.

The Company has made what it feels are the appropriate changes in response to and as set forth in your comments and will have filed its Amendment No. 5 by the time you receive the hard copy this reply.

Enclosed with this cover letter are two "marked" copies of our Amendment
No. 5 to help expedite your review. The respective comment numbers have been provided and circled in the margins to the left of where the applicable change was made.

Set forth below are our responses, provided to help key you to the areas within the Prospectus that have been modified, as per the comments provided by way of your review. Each is numbered according to your specific comment.

1. The offering expenses have now been properly subtracted and the figures revised accordingly, in response to your comment. See pages 16 and 17.

2. This reference has been deleted. See page 21.

We trust that these changes will adequately address the comments as set forth in your letter dated April 13, 2010.

Thank you. If you should have any questions as a result of this letter and your review of the Company's Amendment No. 5, please feel to call Kevin Nichols or our counsel, Jeffrey Nichols.

Sincerely,

Essense Water, Inc.

/s/ Kevin Nichols
-----------------
Kevin Nichols
President

enclosures

cc: Mr. Jeffrey Nichols, Esq.